Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com
May 17, 2019
Via EDGAR
Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Funds, Inc. (the “Registrant”)
Preliminary Proxy Statement on Schedule 14A
Pursuant to the Securities Exchange Act of 1934
Registration No. 033-59474
Dear Ms. White,
On behalf of the Registrant, this letter responds to your comments communicated to me by telephone on May 9, 2019 with respect to the Registrant’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 7, 2019 (the “Proxy Statement”). The Registrant will make changes in response to your comments in the Registrant’s Definitive 14A filing for the Proxy Statement. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.
Comment 1. In the fourth paragraph in the section titled “Proposal 1,” please revise disclosure to indicate why shareholders of the Fund will benefit from the new sub-advisory agreement with Post.
Response: The Registrant will make the requested disclosure.
Comment 2. In the third paragraph in the section titled “Proposal 1: Board Evaluation of New Sub-Advisory Agreement,” please revise disclosure to include more information about the performance comparison, including how Post’s performance compared to both Neuberger Berman’s performance and the benchmark index over the disclosed time periods. Please also clarify whether Post’s disclosed performance was back-tested or whether such performance reflects the historical performance of the composite.
Response: The Registrant will make the requested disclosure.
Comment 3. Please disclose how Post intends to manage Fund asset differently than Neuberger Berman.
Response: The Registrant will make the requested disclosure.
Comment 4. In the section titled “Proposal 1: Board Evaluation of Sub-Advisory Agreement,” please disclose whether the Board considered how Post’s proposed compensation compares to Neuberger Berman’s current compensation.
Response: The Registrant will make the requested revision.

Comment 5. In the fourth paragraph in the section titled “Proposal 1: Board Evaluation of Sub-Advisory Agreement,” please disclose whether Fund shareholders will benefit from the economies of scale.
Response: The Registrant will make the requested disclosure.
Please call me at 515-247-5419 if you have any questions.
Sincerely,
/s/ Laura B. Latham
Laura B. Latham
Assistant Counsel and Assistant Secretary, Registrant